UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Frisco Bay Industries Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358751105

(CUSIP Number)

Barry E. Katsof
Chief Executive Officer
Frisco Bay Industries Ltd.
160 Graveline
Montréal, Quebec, H4T 1R7
Canada
(514) 738-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:

Howard Levine, Esq.
Lapointe Rosenstein
Suite 1400, 1250 René-Lévesque Blvd. West
Montreal, Quebec  H3B 5E9
Canada
(514) 925-6300

January 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* Explanatory Note:  Certain of the filing persons previously reported their holdings of the Issuer’s securities on Schedule 13G pursuant to Rule 13d-1(d).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358751105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 92324 Canada Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2798107 Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry E. Katsof

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 126909 Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald G. Waxman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernie Harty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brahm M. Gelfand

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Gagnon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dominique Mimeault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 890,067

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 890,067

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.1%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D, which is being filed on behalf of the Reporting Persons (defined in Item 2), as a result of certain agreements executed below in connection with the tender offer by 6181708 Canada Inc., a corporation incorporated under the Canadian Business Corporations Act (the “Purchaser”) and an indirect wholly owned subsidiary of The Stanley Works, a Connecticut corporation (the “Parent” or “Stanley”), as disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Purchaser and the Parent with the Securities and Exchange Commission on January 30, 2004, as amended on February 6, 2004, and February 18, 2004, and the accompanying Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Frisco Bay Industries Ltd., a corporation incorporated under the Canadian Business Corporations Act (the “Company”), with the Securities and Exchange Commission on January 30, 2004, as amended on February 18, 2004.

This Schedule 13D also relates to the Support Agreement, dated as of January 19, 2004 (the “Support Agreement”), by and among the Company, the Parent and the Purchaser, a copy of which is filed as Exhibit 2 to this Schedule 13D.  Pursuant to the Support Agreement, the Purchaser has offered to purchase all of the outstanding Common Shares (as hereinafter defined) at a price of $15.25 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser’s Offers to Purchase and Circular, each dated January 30, 2004 (the “Offers To Purchase”), in the related Letter of Acceptance and Transmittal (the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery” which, together with any amendments or supplements thereto, collectively constitute the “Offers”). Simultaneously with the offer to purchase Common Shares, the Purchaser is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the “Class A Shares” and, together with the Common Shares, the “Shares”), at a price of $15.25 per share, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offers.

This Schedule 13D also relates to the agreement, dated January 19, 2004 (the ‘‘Lock-Up Agreement’’) by and among the Parent, the Purchaser and each of 92324 Canada Ltd., 2798107 Canada Inc., Barry E. Katsof, 126909 Canada Inc., Ronald G. Waxman and Ernie Harty (the ‘‘Class A Holders’’) and each of Brahm Gelfand, Robert Gagnon and Dominique Mimeault (the ‘‘Selling Directors and Officers,’’ and together with the Class A Holders, the ‘‘Locked-Up Holders’’) pursuant to which the Class A Holders and Selling Directors and Officers agreed to support the Offers and to deposit or cause to be deposited under the Offers a total of 799,567 Class A Shares owned or controlled by them and 90,500 Common Shares owned or controlled by them, 88,500 of which are issuable upon the exercise of Options held by them.  The Class A Shares are convertible into Common Shares on a share-for-share basis.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, no par value per share (the “Common Shares”), of the Company.  The principal executive offices of the Company are located at 160 Graveline, Montréal, Quebec, Canada H4T 1R7.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):
(i) 92324 Canada Ltd. (“92324”), a corporation formed under the laws of Canada; and
(ii) 2798107 Canada Inc. (“2798107”), a corporation formed under the laws of Canada; and
(iii) Barry E. Katsof (“Mr. Katsof”); and
(iv) 126909 Canada Inc. (“126909”), a corporation formed under the laws of Canada; and
(v) Ronald G. Waxman (“Mr. Waxman”); and
(vi) Ernie Harty (“Mr. Harty”); and
(vii) Brahm M. Gelfand (“Mr. Gelfand”); and
(viii) Robert Gagnon (“Mr. Gagnon”); and
(ix) Dominique Mimeault (“Mr. Mimeault”).

(b)-(c)  Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of 92324, 2798107 and 126909, respectively.

The current business address of each of Mr. Katsof, Mr. Waxman, Mr. Gagnon and Mr. Mimeault is c/o Frisco Bay Industries Ltd., 160 Graveline, Montréal, Quebec, Canada H4T 1R7.

The current business address of Mr. Harty is c/o Frisco Bay Industries Ltd., 3359 27th Street N.E., Calgary, Alberta, Canada T1Y 5E4.

The current business address of Mr. Gelfand is c/o Lapointe Rosenstein, 1250 René-Lévesque Blvd. West, Suite 1400, Montreal, Quebec, Canada H3B 5E9.

Mr. Katsof is Chief Executive Officer and Chairman of the Board of Directors of the Company.

Mr. Waxman is Chief Operating Officer and Vice-Chairman of the Board of Directors of the Company.

Mr. Harty is Account Manager of the Company.

Mr. Gelfand is a partner in the law firm of Lapointe Rosenstein and a director of the Company.

Mr. Gagnon is Vice-President, Finance and Information Technology, Assistant Secretary and a director of the Company.

Mr. Mimeault is Vice President, Special Projects of the Company.

(d)-(e)  During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been:  (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Set forth on Schedules I, II and III hereto are the citizenships of each of the directors and executive officers of each of 92324, 2798107 and 126909, respectively.

Each of Mr. Katsof, Mr. Waxman, Mr. Harty, Mr. Gelfand, Mr. Gagnon and Mr. Mimeault is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable except for the following financing arrangements to provide the funds necessary to exercise the employee stock options currently owned by them:
1) Mr. Katsof and Mr. Waxman each have an agreement with The Toronto-Dominion Bank.
2) Mr. Gagnon has an agreement with the Bank of Montreal.
3) Mr. Gelfand has an agreement with Dundee Securities Corporation.
Item 4.	Purpose of Transaction
The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Lock-Up Agreement” is incorporated herein by reference.

Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)        any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)        causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  The Reporting Persons may be deemed to be the beneficial owners of 890,067 Common Shares, 799,567 of which are issuable upon the conversion of Class A Common Shares owned or controlled by them and 88,500 of which are issuable upon the exercise of employee options held by them.  Such Common Shares constitute approximately 31.1% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of January 19, 2004.  In addition, the Reporting Persons may be deemed to be the beneficial owners of 799,567 Class A Common Shares.  Such Class A Common Shares constitute all the issued and outstanding Class A Common Shares.  All of the shares are held with shared voting and dispositive power.

(c) None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has effected any transaction in the Shares during the past 60 days, other than as disclosed herein.

(d)        No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Lock-Up Agreement, there are not contracts, arrangements, understandings or relationships with respect to securities of the Company among the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement, dated as of February 20, 2004, among 92324, 2798107, Mr. Katsof, 126909, Mr. Waxman, Mr. Harty, Mr. Gelfand, Mr. Gagnon and Mr. Mimeault.

Exhibit 2         Support Agreement, dated as of January 19, 2004, by and among the Company, the Parent and the Purchaser (incorporated by reference to Exhibit 2 to Schedule 13D of the Purchaser and the Parent filed on January 28, 2004).

Exhibit 3         Lock-Up Agreement, dated as of January 19, 2004, by and among the Parent, the Purchaser, 92324, 2798107, Mr. Katsof, 126909, Mr. Waxman, Mr. Harty, Mr. Gelfand, Mr. Gagnon and Mr. Mimeault (incorporated by reference to Exhibit 3 to Schedule 13D of the Purchaser and the Parent filed on January 28, 2004).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2004

92324 CANADA LTD.

	By:	/s/ Barry E. Katsof
Name: Barry E. Katsof
Title: President

2798107 CANADA INC.

	By:	/s/ Barry E. Katsof
Name: Barry E. Katsof
Title: President

/s/ Barry E. Katsof
Barry E. Katsof

126909 CANADA INC.

	By:	/s/ Ronald G. Waxman
Name: Ronald G. Waxman
Title: President

/s/ Ronald G. Waxman
Ronald G. Waxman

/s/ Ernie Harty
Ernie Harty

/s/ Brahm Gelfand
Brahm Gelfand

/s/ Robert Gagnon
Robert Gagnon

/s/ Dominique Mimeault
Dominique Mimeault

SCHEDULE I
92324 CANADA LTD.

Barry E. Katsof
Citizenship:	Canada
Business Address:	160 Graveline, Montréal, Quebec, Canada H4T 1R7
Present Principal Occupation or Employment:	Executive Officer and Chairman of the Board of Directors
Employer:	Frisco Bay Industries Ltd.
Employer’s Business:	Designing, developing, marketing and installing serf-service and financial transaction processing systems and integrated security systems.
Employer’s Address:	Same as Business Address

SCHEDULE II
2798107 CANADA INC.

Barry E. Katsof – see Schedule I

SCHEDULE III
126909 CANADA INC.

Ronald G. Waxman
Citizenship:	Canada
Business Address:	160 Graveline, Montréal, Quebec, Canada H4T 1R7
Present Principal Occupation or Employment:	Chief Operating Officer and Vice-Chairman of the Board of Directors of the Company
Employer:	Frisco Bay Industries Ltd.
Employer’s Business:	Designing, developing, marketing and installing serf-service and financial transaction processing systems and integrated security systems.
Employer’s Address:	Same as Business Address